UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

The Fresh Market, Inc.

File Nos. 333-166473 and 001-34940
CF#32620

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The Fresh Market, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 3, 2010, as amended, Form 10-Q filed on December 8, 2011 and Form 10-Q filed on June 7, 2012.

Based on representations by The Fresh Market, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	S-1	May 3, 2010	through February 3, 2018
10.2	10-Q	December 8, 2011	through February 3, 2018
10.1	10-Q	June 7, 2012	through February 3, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary